U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

Commission File Number: 001-36885

TANTECH HOLDINGS LTD.

Tantech Holdings Ltd.

No. 10 Chen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323600

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form

40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On January 10, 2018, Tantech Holdings Ltd. (the “Registrant”) issued a press release announcing that it has entered into a share purchase agreement with Shanghai Shicai Minerals Co., Ltd. (“Shanghai Shicai”) to acquire all of the equity interest of Lishui Xincai Industrial Co., Ltd. (“Lishui Xincai”), a wholly-owned subsidiary of Shanghai Shicai, with the purpose of investing in the marble mining industry. Lishui Xincai owns 18% of the equity interest in Libo Haokun Stone Co., Ltd., a marble mining operating company. Following the completion of the acquisition, the Company would indirectly hold a 18% stake in the marble mining operation. A copy of the press release regarding the acquisition is attached as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TANTECH HOLDINGS LTD.

By:	/s/ Zhengyu Wang
Name: Zhengyu Wang Chief Executive Officer (Principal Executive Officer) and Duly Authorized Officer

Dated: January 10, 2018

Exhibit Index

99.1	Press Release dated January 10, 2018, titled “Tantech Acquires Interest in A Marble Mining Operation.”